UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2024 (Report No. 3)

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

CONTENTS

On April 15, 2024, IceCure Medical Ltd. (the “Company”) issued a press release titled “IceCure Medical Reports Final ICE3 Breast Cancer Cryoablation Trial Results of 100% Patient and Physician Satisfaction and 96.3% Recurrence Free Rate: Data Submitted to FDA for Marketing Authorization to Treat Early-Stage Breast Cancer,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

The first, second, third and fourth paragraphs, the first paragraph under the section titled “Topline Data Presented at the ASBrS 2024 Annual Meeting”, the section titled “Healthcare Economics”, and the section titled “Forward Looking Statements” in the press release furnished herewith are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-258660 and 333-267272) and Form S-8 (Registration Nos. 333-270982, 333-264578 and 333-262620), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release dated April 15, 2024, titled “IceCure Medical Reports Final ICE3 Breast Cancer Cryoablation Trial Results of 100% Patient and Physician Satisfaction and 96.3% Recurrence Free Rate: Data Submitted to FDA for Marketing Authorization to Treat Early-Stage Breast Cancer.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICECURE MEDICAL LTD.

Date: April 15, 2024	By:	/s/ Eyal Shamir
		Name	Eyal Shamir
		Title:	Chief Executive Officer

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